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December 15, 2023

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.000005 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

In this submission, the Company has included (i) its audited consolidated financial statements as of December 31, 2021 and 2022 and for the two years ended December 31, 2022, and (ii) its unaudited interim consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2022 and 2023, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

December 15, 2023 Page 2	CONFIDENTIAL

If you have any question regarding the Draft Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Mengyu Lu
Mengyu Lu

cc:	Ping Shu, Director and Chairman, Super Hi International Holding Ltd.
Cong Qu, Financial Director, Super Hi International Holding Ltd.
Ming Kong, Esq., Partner, Kirkland & Ellis International LLP
Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP
Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP
Kong Lai San, Partner, Deloitte & Touche LLP
Raymond Li, Esq., Partner, Paul Hastings, LLP
Chris DeCresce, Esq., Partner, Paul Hastings, LLP